South Plains Financial, Inc.
5219 City Bank Parkway
Lubbock, Texas 79407

October 10, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: John Stickel

Re:	South Plains Financial, Inc.
Registration Statement on Form S-3 (File No. 333-282422)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), South Plains Financial, Inc., a Texas corporation (the “Registrant”), hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-282422) (the “Registration Statement”) be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Eastern Time, on Tuesday, October 15, 2024 or as soon thereafter as practicable.  This request shall supersede and replace any previously submitted request for accelerated effectiveness of the Registration Statement.

Please contact Nathaniel B. Jones of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (704) 378-4709 with any questions or comments.  In addition, please notify Mr. Jones via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

South Plains Financial, Inc.

By:	/s/ Steven B. Crockett
Steven B. Crockett
Chief Financial Officer and Treasurer

cc:	Nathaniel B. Jones, Hunton Andrews Kurth LLP